EXHIBIT 99.1
Total
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
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Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, August 1, 2008
Second quarter and first half 2008 results
Strong performance driven by Upstream
Main results 1-2

•	Second quarter adjusted net income [3]	3.7 billion euros	+20%
		5.8 billion dollars	+39%
		1.65 euros per share	+21%
		2.58 dollars per share	+41%

•	First half adjusted net income	7.0 billion euros	+15%
		10.7 billion dollars	+32%

•	First half net income (Group share)	8.3 billion euros	+29%
Highlights since the beginning of the second quarter 2008

•	Upstream production increased by 1.3% to 2,353 kboe/d in the second quarter[1]

•	First production from Moho Bilondo in Congo and Jura in the UK North Sea

•	Temporary shutdown of the Al Jurf field in Libya following a drilling incident

•	Agreement signed with Libyan national company NOC to amend and extend the contracts for Blocks NC 115 and NC 186 in the Murzuk Basin

•	Start-up of U.S. Gulf Coast Sabine Pass regasification terminal where Total has secured capacity of approximately 1 Bcf/d

•	Total strengthened partnership with CNOOC and signed agreement to supply China with 1 million tons per year of LNG starting in 2010

•	Confirmation of the Jubail refinery project in Saudi Arabia in partnership with Saudi Aramco

•	Public offer to acquire Synenco in Canada as part of strategy to strengthen the Group’s position in heavy oil

•	Discoveries in the UK North Sea and Brunei

•	Additional exploration acreage in Australia, Malaysia and Gulf of Mexico plus MOU agreement with SOCAR for exploration in the Absheron area in Azerbaidjan

[1]	percent changes are relative to the same period 2007.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.5622 $/€ in the second quarter 2008, 1.3481$/€ in the second quarter 2007, 1.4976 $/€ in the first quarter 2008, 1.5304 $/€ in the first half 2008, and 1.3291 $/€ in the first half 2007.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. Net income (Group share) for the second quarter 2008 was 4,732 M€.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on July 31, 2008 to review the Group’s second quarter and first half 2008 accounts.
Adjusted net income was 3,723 million euros (M€), an increase of 20% compared to the second quarter 2007 and 14% compared to the first quarter 2008.
Commenting on the results, CEO Christophe de Margerie said :
«In the second quarter, demand for oil remained robust, driven by continued growth in Asia and the Middle East, and despite signs of a slow down in the Atlantic Basin. Tensions around global production capacity remain even after the increased contribution of Saudi Arabia. Geopolitical uncertainties or security issues in several important growth areas combined with the ongoing decline in mature producing areas continued to constrain supply. This led to an almost continuous increase in the price of Brent crude to more than 140 dollars per barrel. Natural gas prices also rose sharply in major markets.
European refining margins were high, sustained by strong demand for distillates. Further downstream in the petroleum chain, marketing was under pressure from an increase in refined product prices and European petrochemicals were squeezed by the rapid rise in the price of naphtha and by weak demand in the Atlantic Basin.
In parallel, the dollar continued to depreciate, falling 14% against the euro compared to the second quarter 2007.
In this environment, adjusted fully-diluted earnings per share expressed in dollars increased by 41% compared to the second quarter 2007, and the profitability of the business segments for the twelve months ended June 30, 2008 came in at 29%.
This performance was driven by the Upstream segment, which demonstrated once again the strong sensitivity of its results to high hydrocarbon prices. Total also benefited from production growth of 1.3% compared to the second quarter 2007. This growth came mainly from successes on major projects operated by Total, including the West African deep-offshore with Block 17 in Angola and the new offshore Moho Bilondo field in Congo, in the Middle East with the Dolphin project, and in the North Sea with the start-up of the Jura field.
The Group strengthened strategic partnerships in the Middle East and Asia by confirming with Saudi Aramco the Jubail refinery project in Saudi Arabia and by signing an agreement with CNOOC that includes an LNG sales contract for the Chinese market starting in 2010.
Thanks to an adaptable workforce, an established and well-positioned presence in the industry’s main growth sectors, and its many competitive advantages, Total is well prepared to anticipate the challenges of tomorrow in energy and climate change and to present balanced solutions suited to an environment undergoing dramatic changes.
For this reason, Total has pursued, for many years, an investment and R&D program that is among the most intensive in the industry, is progressively repositioning its portfolio by developing new partnerships and areas of expertise for the long term, and reaffirms among its priorities the importance of safety and energy efficiency in its operations. »
♦ ♦ ♦

•	Key figures [4]

			2Q08 vs	in millions of euros			1H08 vs
2Q08	1Q08	2Q07	2Q07	except earnings per share and number of shares	1H08	1H07	1H07

48,200	44,213	39,094	+23%	Sales	92,413	76,137	+21%

7,786	7,119	5,756	+35%	Adjusted operating income from business segments	14,905	11,485	+30%

3,756	3,200	3,081	+22%	Adjusted net operating income from business segments	6,956	6,029	+15%

3,099	2,731	2,092	+48%	• Upstream	5,830	4,053	+44%
587	311	755	-22%	• Downstream	898	1,463	-39%
70	158	234	-70%	• Chemicals	228	513	-56%

3,723	3,254	3,100	+20%	Adjusted net income	6,977	6,092	+15%

1.65	1.44	1.36	+21%	Adjusted fully-diluted earnings per share (euros)	3.10	2.67	+16%

2,252.9	2,254.0	2,278.4	-1%	Fully-diluted weighted-average shares (millions)	2,253.4	2,279.7	-1%

4,732	3,602	3,411	+39%	Net income (Group share)	8,334	6,460	+29%

2,868	2,643	2,690	+7%	Investments	5,511	5,104	+8%

726	198	222	x3.3	Divestments	924	466	+98%

1,922	5,316	3,589	-46%	Cash flow from operating activities	7,238	9,977	-27%

4,798	4,331	4,563	+5%	Adjusted cash flow	9,129	8,679	+5%

			2Q08 vs	expressed in millions of dollars [5]			1H08 vs
2Q08	1Q08	2Q07	2Q07	except earnings per share and number of shares	1H08	1H07	1H07

75,298	66,213	52,703	+43%	Sales	141,429	101,194	+40%

12,163	10,661	7,760	+57%	Adjusted operating income from business segments	22,811	15,265	+49%

5,868	4,792	4,153	+41%	Adjusted net operating income from business segments	10,645	8,013	+33%

4,841	4,090	2,820	+72%	• Upstream	8,922	5,387	+66%
917	466	1,018	-10%	• Downstream	1,374	1,944	-29%
109	237	315	-65%	• Chemicals	349	682	-49%

5,816	4,873	4,179	+39%	Adjusted net income	10,678	8,097	+32%

2.58	2.16	1.83	+41%	Adjusted fully-diluted earnings per share (dollars)	4.74	3.55	+33%

2,252.9	2,254.0	2,278.4	-1%	Fully-diluted weighted-average shares (millions)	2,253.4	2,279.7	-1%

7,392	5,394	4,598	+61%	Net income (Group share)	12,754	8,586	+49%

4,480	3,958	3,626	+24%	Investments	8,434	6,784	+24%

1,134	297	299	x3.8	Divestments	1,414	619	x2.3

3,003	7,961	4,838	-38%	Cash flow from operating activities	11,077	13,260	-16%

7,495	6,486	6,151	+22%	Adjusted cash flow	13,971	11,535	+21%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow is defined as cash flow from operating activities at replacement cost before changes in working capital; adjustment items are listed on page 17.

[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Second quarter 2008 results
•	Operating income
In the second quarter 2008, the Brent price averaged 121.2 $/b, an increase of 76% compared to the second quarter 2007 and 25% compared to the first quarter 2008. The TRCV European refining margin indicator averaged 40.2 $/t over the quarter, a decrease of 6% compared to the second quarter 2007 and an increase of 63% compared to the first quarter 2008.
Petrochemical margins fell sharply, notably in Europe.
The euro-dollar exchange rate was 1.56 $/€ in the second quarter 2008 compared to 1.35 $/€ in the second quarter 2007 and 1.50 $/€ in the first quarter 2008.
In this context, the adjusted operating income from the business segments was 7,786 M€, an increase of 35% compared to the second quarter 20076, or expressed in dollars an increase of 57%.
The effective tax rate7 for the business segments was 58% in the second quarter 2008 compared to 54% in the second quarter 2007, essentially due to the Upstream segment’s larger contribution to the results.
Adjusted net operating income from the business segments was 3,756 M€ compared to 3,081 M€ in the second quarter 2007, an increase of 22%.
The smaller increase, compared to the percentage increase in operating income, is essentially due to the increase in the effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income from the business segments was 5.9 billion dollars (B$), an increase of 41% compared to the second quarter 2007.
•	Net income
Adjusted net income was 3,723 M€ compared to 3,100 M€ in the second quarter 2007, an increase of 20%. Expressed in dollars, adjusted net income increased by 39%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 1,154 M€ in the second quarter 2008 and 483 M€ in the second quarter 2007.

•	Special items had a negative impact on net income of 67 M€ in the second quarter 2008 and were comprised mainly of restructuring charges in the Downstream and Chemicals segments. Special items had a negative impact on net income of 100 M€ in the second quarter 2007[8].

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 78 M€ in the second quarter 2008 and 72 M€ in the second quarter 2007.
Net income (Group share) was 4,732 M€ compared to 3,411 M€ in the second quarter 2007.
In the second quarter 2008, the Group bought back 7 million of its shares for 369 M€.
Adjusted fully-diluted earnings per share, based on 2,252.9 million fully-diluted weighted-average shares rose to 1.65 euros from 1.36 euros in the second quarter 2007, an increase of 21%.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 41% to 2.58.

[6]	there were no special items affecting operating income from the business segments in the second quarters of 2007 and 2008.

[7]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[8]	detail shown on page 17

•	Investments — divestments
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.1 B€ (3.3 B$) in the second quarter 2008 compared to 2.5 B€ (3.4 B$) in the second quarter 2007.
Acquisitions were 47 M€ in the second quarter 2008.
Asset sales in the second quarter 2008 were 120 M€.
Net investments 9 were 3.3 B$ in the second quarter 2008.
•	Cash flow
Cash flow from operating activities was 1,922 M€ in the second quarter 2008, a decrease of 46% compared to the second quarter 2007, mainly due to a significant increase in working capital requirements essentially linked to the sharp rise in hydrocarbon prices between the two periods.
Adjusted cash flow 10 was 4,798 M€, an increase of 5%.
Expressed in dollars, adjusted cash flow was 7.5 B$, an increase of 22%.
Net cash flow 11 was a negative 220 M€ compared to a positive 1,121 M€ in the second quarter 2007.
Expressed in dollars, net cash flow was a negative 0.3 B$ in the second quarter 2008.

[9]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[10]	adjusted cash flow = cash flow from operating activities at replacement cost before changes in working capital.

[11]	net cash flow = cash flow from operating activities + divestments – gross investments.

•	First half 2008 results
•	Operating income
Compared to the first half 2007, the first half 2008 oil environment was marked by a 72% increase in the average price of Brent to 109.0 $/b. The TRCV European refining margin indicator decreased by 15% to 32.4 $/t. The environment for Total’s petrochemicals was unfavorable, mainly due to the sharp increase in the price of naphtha and the decrease in Atlantic Basin product demand.
The euro-dollar exchange rate was 1.53 $/€ in the first half 2008 compared to 1.33 $/€ in the first half 2007.
In this context, the adjusted operating income from the business segments was 14,905 M€, an increase of 30% compared to the first half 2007 12.
The effective tax rate for the business segments was 59% in the first half 2008 compared to 54% in the first half 2007, essentially due to the Upstream segment’s larger contribution to the results.
Adjusted net operating income from the business segments was 6,956 M€ compared to 6,029 M€ in the first half 2007, an increase of 15%.
The smaller increase, compared to the percentage increase in operating income, is essentially due to the increase in the effective tax rate between the two periods.
Expressed in dollars, adjusted net operating income from the business segments increased by 33%.
•	Net income
Adjusted net income increased by 15% to 6,977 M€ in the first half 2008 from 6,092 M€ in the first half 2007.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 1,428 M€ in the first half 2008 and 616 M€ in the first half 2007.

•	Special items had a positive impact on net income of 78 M€ in the first half 2008 and a negative impact on net income of 100 M€ in the first half 2007[13].

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 149 M€ in the first half 2008 and 148 M€ in the first half 2007.
Net income (Group share) was 8,334 M€ compared to 6,460 M€ in the first half 2007.
During the first half 2008, the Group bought back 16 million of its shares for 818 M€. There were 2,252.5 million fully-diluted shares outstanding on June 30, 2008 compared to 2,278.6 million on June 30, 2007. The Group continued to buy back shares in July 2008, acquiring 2.1 million shares for 107 M€.
Adjusted fully-diluted earnings per share, based on 2,253.4 million fully-diluted weighted-average shares rose to 3.10 euros compared to 2.67 euros in the first half 2007, an increase of 16%, which is greater than the increase in adjusted net income thanks to the share buyback.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 33% to 4.74 in the first half 2008 from 3.55 in the first half 2007.

[12]	there were no special items affecting operating income from the business segments in the first half of 2007 and first half of 2008.

[13]	detail shown on page 17.

•	Investments — divestments
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 4.6 B€ (7.0 B$) in the first half 2008 compared to 4.8 B€ (6.4 B$) in the first half 2007.
Acquisitions were 95 M€ in the first half 2008.
Asset sales in the first half 2008 were 195 M€.
Net investments14 were 7.0 B$ in the first half 2008.
•	Cash flow
Cash flow from operating activities was 7,238 M€ in the first half 2008, a decrease of 27% compared to the first half 2007, mainly due to a significant increase in working capital requirements essentially linked to the sharp rise in hydrocarbon prices between the two periods.
Adjusted cash flow 15 was 9,129 M€, an increase of 5%.
Expressed in dollars, adjusted cash flow was 14.0 B$, an increase of 21%.
Net cash flow 16 was 2,651 M€ compared to 5,339 M€ in the first half 2007.
Expressed in dollars, net cash flow was 4.1 B$ in the first half 2008.
The net-debt-to-equity ratio was 25% on June 30, 2008 compared to 21% on March 31, 2008 and 26% on June 30, 2007 17, in line with the targets of the Group.

[14]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[15]	adjusted cash flow = cash flow from operations at replacement cost before changes in working capital.

[16]	net cash flow = cash flow from operations + divestments – gross investments.

[17]	detail shown on page 18.

•	Analysis of business segment results
Upstream
•	Environment — liquids and gas price realizations *

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07		1H08	1H07	1H07

121.2	96.7	68.8	+76%	Brent ($/b)	109.0	63.2	+72%

114.9	90.7	65.7	+75%	Average liquids price ($/b)	102.8	60.2	+71%

7.29	6.67	4.94	+48%	Average gas price ($/Mbtu)	6.97	5.32	+31%

87.3	70.5	52.5	+66%	Average hydrocarbons price ($/boe)	78.8	49.9	+58%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized liquids price increased in line with Brent by 75% and 71%, respectively, for the second quarter 2008 and the first half 2008 compared to the same periods in 2007.
The average realized price for Total’s natural gas increased by 48% compared to the second quarter 2007. For the first half 2008 compared to the first half 2007, the increase was 31%.
•	Production

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	Hydrocarbon production	1H08	1H07	1H07

2,353	2,426	2,322	+1%	Combined production (kboe/d)	2,389	2,376	+1%

1,471	1,510	1,475	—	• Liquids (kb/d)	1,491	1,513	-1%
4,772	4,989	4,599	+4%	• Gas (Mcf/d)	4,880	4,689	+4%

In the second quarter 2008, hydrocarbon production was 2,353 thousand barrels of oil equivalent per day (kboe/d), an increase of 1.3% compared to the second quarter 2007, mainly as a result of :
•	+3% of net growth, primarily from the start-ups and ramp-ups of major new fields, such as Dalia, Rosa and Dolphin,

•	+1% for the absence of OPEC reductions,

•	-2.5% for the price effect[18],

•	-0.5% for changes in the portfolio.
In the first half 2008, hydrocarbon production was 2,389 kboe/d, an increase of 0.5% compared to the first half 2007, mainly as a result of :
•	+3.5% of net growth, primarily from the start-ups and ramp-ups of major new fields, such as Dalia, Rosa and Dolphin,

•	-1% for the shutdown of Elgin-Franklin for nearly a month following an incident in the amine column,

•	+1% for the absence of OPEC reductions,

•	-2.5% for the price effect [18],

•	-0.5% for changes in the portfolio.

[18]	impact of changing hydrocarbon prices on entitlement volumes.

•	Results

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	in millions of euros	1H08	1H07	1H07

6,964	6,423	4,440	+57%	Adjusted operating income *	13,387	8,815	+52%

3,099	2,731	2,092	+48%	Adjusted net operating income *	5,830	4,053	+44%
317	282	202	+57%	• includes income from equity affiliates	599	377	+59%

2,076	2,178	2,109	-2%	Investments	4,254	4,098	+4%

565	107	191	x3.0	Divestments	672	364	+85%

3,643	4,251	3,312	+10%	Cash flow from operating activities	7,894	7,647	+3%

3,904	3,845	3,011	+30%	Adjusted cash flow	7,749	5,977	+30%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 3,099 M€ in the second quarter 2008 compared to 2,092 M€ in the second quarter 2007, an increase of 48%.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 72%, mainly due to the increase in hydrocarbon prices.
Compared to the second quarter 2007, the increase in income from equity affiliates is due essentially to the change in the method of consolidation for PetroCedeno effective December 31, 2007 and increased contributions from LNG activities.
The effective tax rate for the Upstream segment was 61% compared to 62% in the first quarter 2008 and 60% in the second quarter 2007.
Adjusted net operating income for the Upstream segment in the first half 2008 was 5,830 M€ compared to 4,053 M€ in the first half 2007, an increase of 44%.
Expressed in dollars, adjusted net operating income for the Upstream segment rose by 3.5 B$, an increase of 66% mainly due to the increase in hydrocarbon prices.
The return on average capital employed (ROACE19) for the Upstream segment for the twelve months ended June 30, 2008 was 41%. For the twelve months ended March 31, 2008 it was 38% and for the full year 2007 it was 34%.

[19]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Downstream
•	Refinery throughput and utilization rates *

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	Refinery throughput	1H08	1H07	1H07

2,297	2,389	2,354	-2%	Total refinery throughput (kb/d)	2,341	2,386	-2%

932	930	936	—	• France	931	961	-3%
1,055	1,169	1,112	-5%	• Rest of Europe	1,111	1,139	-2%
310	290	306	+1%	• Rest of world	299	286	+5%

				Utilization rates

85%	87%	85%		• Based on crude only	86%	86%
88%	92%	87%		• Based on crude and other feedstock	90%	88%

*	includes share of CEPSA.
Second quarter 2008 refinery throughput decreased by 2% compared to the second quarter 2007. Excluding the impact of the November 2007 sale of the Milford Haven refinery in the UK, refinery throughput increased by 1%.
In the second quarter 2008 scheduled turnarounds resulted in a complete shutdown of the Leuna refinery and partial shutdowns of the Normandy and Grandpuits refineries.
In the second quarter 2007, there were scheduled partial turnarounds at the Donges, Antwerp, Vlissingen, and Flanders refineries.
In the first quarter 2008 there were scheduled partial turnarounds at the Grandpuits, Port Arthur, Flanders and Normandy refineries.
The second quarter 2008 utilization rate based on crude throughput was 85%, stable compared to the second quarter 2007 and lower compared to the first quarter 2008.
The utilization rate based on the throughput of crude and other feedstock increased compared to the second quarter 2007 but decreased compared to the first quarter of 2008.
The decrease in the utilization rates between the first and second quarters in 2008 is due essentially to the impact of the complete shutdown of the Leuna refinery.
•	Results

				in millions of euros
			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	except TRCV refining margins	1H08	1H07	1H07

40.2	24.6	42.8	-6%	European refining margin indicator — TRCV ($/t)	32.4	37.9	-15%

744	498	1,004	-26%	Adjusted operating income *	1,242	1,977	-37%

587	311	755	-22%	Adjusted net operating income *	898	1,463	-39%
15	2	75	-80%	• includes income from equity affiliates	17	138	-88%

514	294	401	+28%	Investments	808	645	+25%

128	24	28	x4.6	Divestments	152	50	x3.0

(1,391)	1,168	1,432	na	Cash flow from operating activities	(223)	3,337	na

623	520	999	-38%	Adjusted cash flow	1,143	2,038	-44%

*	detail of adjustment items shown in business segment information.

The TRCV European refinery indicator was 40.2 $/t in the second quarter 2008, a decrease of 6% compared to the second quarter 2007 and an increase of 63% compared to the first quarter 2008. Distillate margins rose to a high level, mainly due to sustained demand.
Adjusted net operating income for the Downstream segment was 587 M€ in the second quarter 2008, a decrease of 22% compared to the second quarter 2007 but an increase of 89% compared to the first quarter 2008.
Expressed in dollars, adjusted net operating income for the Downstream segment was 917 M$, a decrease of 10% compared to the second quarter 2007, mainly as a result of lower contributions from equity affiliates (essentially Wepec in China and CEPSA). Compared to the first quarter 2008, adjusted net operating income for the Downstream segment increased by 97%, driven by the improvement in European refinery margins.
Adjusted net operating income for the Downstream segment was 898 M€ in the first half 2008, a decrease of 39% compared to the first half 2007.
Expressed in dollars, adjusted net operating income from the Downstream segment decreased by 29% or 0.6 B$, reflecting generally the less favorable environment for refining and marketing.
The ROACE20 for the Downstream segment for the twelve months ended June 30, 2008 was 16%. For the twelve months ended March 31, 2008 it was 19% and for the full year 2007 it was 21%.

[20]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Chemicals

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	in millions of euros	1H08	1H07	1H07

5,478	5,229	5,070	+8%	Sales	10,707	10,065	+6%

3,632	3,420	3,202	+13%	• Base chemicals	7,052	6,353	+11%
1,846	1,809	1,868	-1%	• Specialties	3,655	3,712	-2%

78	198	312	-75%	Adjusted operating income *	276	693	-60%

70	158	234	-70%	Adjusted net operating income *	228	513	-56%

-23	61	110	na	• Base chemicals	38	299	-87%
97	98	124	-22%	• Specialties	195	217	-10%

221	164	173	28%	Investments	385	346	+11%

12	7	1	x12	Divestments	19	48	-60%

169	(202)	254	-33%	Cash flow from operating activities	(33)	361	na

152	266	302	-50%	Adjusted cash flow	418	631	-34%

*	detail of adjustment items shown in business segment information.
Petrochemical margins were weak in the second quarter 2008, reflecting the squeeze of rapidly rising naphtha prices and weakening demand in the Atlantic Basin.
In the second quarter 2008, sales for the Chemicals segment were 5,478 M€.
Adjusted net operating income for the Chemicals segment was 70 M€, a decrease of 70% compared to the second quarter 2007.
The decrease in the results of the Base chemicals was due primarily to lower petrochemical margins, the impact of which was partially offset by the positive contribution from ethane-based production in Qatar.
The results of the Specialties continued to be satisfactory despite signs of weakening economic conditions and the depreciation of the dollar.
In the first half 2008, adjusted net operating income for the Chemicals segment was 228 M€ compared to 513 M€ in the first half 2007, a decrease of 56% resulting mainly from the weakness in the environment.
Expressed in dollars, the decrease was 49%, or 0.3 B$.
The ROACE21 for the Chemicals segment for the twelve months ended June 30, 2008 was 8%. For the twelve months ended March 31, 2008 it was 10% and for the full year 2007 it was 12%.

[21]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

•	Cancellation of outstanding shares
The Board of Directors met on July 31, 2008 and approved the cancellation of the 30,000,000 shares bought in 2007. The share capital has been adjusted to 5,926,006,207.50 euros represented by 2,370,402,483 shares with a par value of 2.5 €.
•	TOTAL S.A. – parent company accounts
Net income for TOTAL S.A., the parent company, was 3,083 M€ in the first half of 2008 compared to 2,804 M€ in the first half of 2007.
•	Summary and outlook
The ROACE for the twelve months ended June 30, 2008 was 25% for the Group and 29% for the business segments compared respectively to 26% and 28% for the twelve months ended March 31, 2008 and 24% and 27% for the full year 2007.
Return on equity for the twelve months ended June 30, 2008 was 30%.
In the first half 2008, implementation of the ambitious investment program progressed as planned.
The Group maintains its net-debt-to-equity ratio within the 20-30% band.
Since the start of the third quarter 2008, oil prices have remained at high levels. European refining margins have retreated compared to the average level of the second quarter, but distillate margins are still attractive. Petrochemical margins continue to be hurt by high naphtha prices and weak demand in the Atlantic Basin.
Moho Bilondo in offshore Congo and Jura in the UK North Sea are expected to ramp up gradually over the coming months. Production from Al Jurf in Libya is expected to be restored in the fourth quarter.
The Group plans to continue to adapt its refining and petrochemicals activities to new market trends, notably by improving the energy efficiency of its facilities, by responding to the growing demand for diesel and by managing its surplus of gasoline in Europe.
With a solid portfolio of assets, Total is well positioned to continue to benefit from this volatile but favorable oil market environment.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 043 2441 in Europe or +1 866 907 5924 in the U.S. (access code : Total). For a replay through August 15, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 220 511).

This document does not constitute the Financial Report for the first half 2008 which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.
The June 30, 2008 notes to the condensed consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Operating information by segment
Second quarter and first half 2008
•	Upstream

			2Q08 vs	Combined liquids and gas			1H08 vs
2Q08	1Q08	2Q07	2Q07	production by region (kboe/d)	1H08	1H07	1H07

601	626	644	-7%	Europe	614	695	-12%
796	851	795	—	Africa	822	790	+4%
14	15	21	-33%	North America	15	24	-37%
246	251	247	—	Far East	249	251	-1%
433	438	359	+21%	Middle East	435	380	+14%
236	217	243	-3%	South America	226	225	—
27	28	13	x2.1	Rest of world	28	11	x2.5

2,353	2,426	2,322	+1%	Total production	2,389	2,376	+1%

418	396	310	+35%	Includes equity and non-consolidated affiliates	407	325	+25%

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	Liquids production by region (kb/d)	1H08	1H07	1H07

299	299	315	-5%	Europe	299	344	-13%
667	716	670	—	Africa	691	675	+2%
11	11	15	-27%	North America	11	16	-31%
27	27	28	-4%	Far East	27	29	-7%
331	335	308	+7%	Middle East	333	324	+3%
125	110	130	-4%	South America	118	116	+2%
11	12	9	+22%	Rest of world	12	9	+33%

1,471	1,510	1,475	—	Total production	1,491	1,513	-1%

366	339	262	+40%	Includes equity and non-consolidated affiliates	353	272	+30%

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	Gas production by region (Mcf/d)	1H08	1H07	1H07

1,639	1,775	1,785	-8%	Europe	1,707	1,901	-10%
667	690	640	+4%	Africa	678	591	+15%
19	23	33	-42%	North America	21	39	-46%
1,210	1,245	1,228	-1%	Far East	1,228	1,244	-1%
548	580	267	x2.1	Middle East	564	296	x1.9
610	589	625	-2%	South America	600	602	—
79	87	21	x3.8	Rest of world	82	16	x5.1

4,772	4,989	4,599	+4%	Total production	4,880	4,689	+4%

281	306	255	+10%	Includes equity and non-consolidated affiliates	294	284	+4%

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	Liquefied natural gas	1H08	1H07	1H07

2.21	2.36	2.18	+1%	LNG sales* (Mt)**	4.57	4.43	+3%

*	sales, Group share, excluding trading.

**	1 Mt/y = approx. 133 Mcf/d.
•	Downstream

				2Q08 vs					1H08 vs
2Q08	1Q08	2Q07		2Q07	Refined products sales by region (kb/d)*	1H08	1H07		1H07

1,999	2,144	2,185		-9%	Europe	2,071	2,244		-8%
280	280	283		-1%	Africa	280	283		-1%
220	156	153	**	+44%	Americas	188	120	**	+57%
143	145	144		-1%	Rest of world	144	141		+2%

2,642	2,725	2,765	**	-4%	Total consolidated sales	2,683	2,788	**	-4%

956	944	1,010		-5%	Trading	950	922		+3%

3,598	3,669	3,775	**	-5%	Total refined product sales	3,633	3,710	**	-2%

*	includes share of CEPSA.

**	the method of calculating volumes for Port Arthur was changed effective in 2008

Adjustment items
•	Adjustments to operating income from business segments

2Q08	1Q08	2Q07	in millions of euros	1H08	1H07

—	—	—	Special items affecting operating income from the business segments		—

—	—	—	• Restructuring charges		—
—	—	—	• Impairments		—
—	—	—	• Other		—
1,687	375	719	Pre-tax inventory effect : FIFO vs. replacement cost	2,062	893

1,687	375	719	Total adjustments affecting operating income from the business segments	2,062	893

•	Adjustments to net income (Group share)

2Q08	1Q08	2Q07	in millions of euros	1H08	1H07

(67)	145	(100)	Special items affecting net income (Group share)	78	(100)

—	—	—	• Equity share of special items recorded by Sanofi-Aventis	—	—
2	145	—	• Gain on asset sales	147	—
(44)	—	—	• Restructuring charges	(44)	—
—	—	—	• Impairments	—	—
(25)	—	(100)	• Other	(25)	(100)

(78)	(71)	(72)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(149)	(148)

1,154	274	483	After-tax inventory effect : FIFO vs. replacement cost	1,428	616

1,009	348	311	Total adjustments to net income	1,357	368

*	based on Total’s share in Sanofi-Aventis of 13% at 6/30/2008, 3/31/2008, and 6/30/2007
Investments — Divestments

			2Q08 vs				1H08 vs
2Q08	1Q08	2Q07	2Q07	in millions of euros	1H08	1H07	1H07

2,091	2,498	2,520	-17%	Investments excluding acquisitions*	4,589	4,796	-4%
205	172	161	+27%	• Capitalized exploration	377	403	-6%
(522)	112	20	na	• Net investments in equity affiliates and non-consolidated companies	(410)	64	na

47	48	56	-16%	Acquisitions	95	67	+42%

120	75	82	+46%	Asset sales	195	173	+13%

2,142	2,445	2,468	-13%	Net investments**	4,587	4,638	-1%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

Net-debt-to equity ratio

in millions of euros	6/30/2008	3/31/2008	6/30/2007

Current borrowings	4,795	4,861	9,809
Net current financial assets	(49)	(238)	(10,790)
Non-current financial debt	14,777	13,388	15,045
Hedging instruments of non-current debt	(540)	(651)	(287)
Cash and cash equivalents	(7,245)	(8,341)	(2,858)

Net debt	11,738	9,019	10,919

Shareholders equity	48,273	45,750	43,657
Estimated dividend payable*	(2,315)	(3,537)	(2,110)
Minority interests	855	833	817

Equity	46,813	43,046	42,364

Net-debt-to-equity ratio	25.1%	21.0%	25.8%

*	for 6/30/2008, based on a dividend of 2.07 €/share of 2.5 € of par value
Effective tax rates

2Q08	1Q08	2Q07	Average tax rates *	1H08	1H07

61.2%	62.3%	59.9%	Upstream	61.8%	60.1%
57.8%	59.4%	54.0%	Group	58.6%	54.0%

*	tax on adjusted net operating income / (adjusted net operating income – income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).
2008 Sensitivities*

					Impact on adjusted		Impact on adjusted
					operating income		net operating
	Scenario		Change		(e)		income (e)

€— $	1.50	$/€	+0.1	$per€	-1.5	B€	-0.8	B€

Brent	80	$/b	+1	$/b	+0.28 B€/ 0.42	B$	+0.12 B€/ 0.18	B$

European refining margins TRCV	33	$/t	+1	$/t	+0.08 B€/ 0.12	B$	+0.05 B€/ 0.08	B$

*	sensitivities revised once per year upon publication of the previous year fourth quarter results. The impact of the €-$ sensitivity on the adjusted operating income and the adjusted net operating income attributable to the Upstream segment are approximately 70% and 60% respectively, and the remaining impact of the €-$ sensitivity is essentially split between the Downstream and Chemicals segments.

Return on average capital employed
•   For the twelve months ended June 30, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,626	1,970	562	13,158	13,810
Capital employed at 6/30/2007*	25,218	11,204	7,264	43,686	52,645
Capital employed at 6/30/2008*	26,676	13,491	7,394	47,561	56,107

ROACE	41.0%	16.0%	7.7%	28.8%	25.4%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 146 M€ pre-tax at 6/30/2007 and 126 M€ pre-tax at 6/30/2008.
•	For the twelve months ended March 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,619	2,138	726	12,483	13,147
Capital employed at 3/31/2007*	24,808	11,442	7,129	43,379	50,773
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015

ROACE	38.1%	18.7%	10.1%	28.4%	25.6%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 153 M€ pre-tax at 3/31/2007 and 129 M€ pre-tax at 3/31/2008.
•   For the twelve months ended December 31, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,849	2,535	847	12,231	12,881
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158

ROACE	33.6%	20.6%	12.1%	26.8%	24.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 176 M€ pre-tax at 12/31/2006 and 134 M€ pre-tax at 12/31/2007.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M€) (a)	2008	2008	2007

Sales	48,200	44,213	39,094
Excise taxes	(4,900)	(4,926)	(5,595)
Revenues from sales	43,300	39,287	33,499

Purchases, net of inventory variation	(27,958)	(25,619)	(21,385)
Other operating expenses	(4,439)	(4,832)	(4,139)
Exploration costs	(203)	(190)	(255)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,384)	(1,294)	(1,365)
Other income	15	153	60
Other expense	(121)	(48)	(102)

Financial interest on debt	(204)	(257)	(447)
Financial income from marketable securities and cash equivalents	113	129	337
Cost of net debt	(91)	(128)	(110)
Other financial income	229	116	209
Other financial expense	(80)	(71)	(74)

Income taxes	(4,931)	(4,217)	(3,292)

Equity in income (loss) of affiliates	538	546	449

Consolidated net income	4,875	3,703	3,495

Group share *	4,732	3,602	3,411
Minority interests	143	101	84

Earnings per share (euros)	2.12	1.61	1.51

Fully-diluted earnings per share (euros) ***	2.10	1.60	1.50

* Adjusted net income	3,723	3,254	3,100

** Adjusted fully-diluted earnings per share (euros)	1.65	1.44	1.36

(a)	Except for earnings per share.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st half	1st half
(M€) (a)	2008	2007

Sales	92,413	76,137
Excise taxes	(9,826)	(10,961)
Revenues from sales	82,587	65,176

Purchases, net of inventory variation	(53,577)	(41,094)
Other operating expenses	(9,271)	(8,791)
Exploration costs	(393)	(469)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,678)	(2,665)
Other income	168	156
Other expense	(169)	(166)

Financial interest on debt	(461)	(877)
Financial income from marketable securities and cash equivalents	242	631
Cost of net debt	(219)	(246)
Other financial income	345	337
Other financial expense	(151)	(141)

Income taxes	(9,148)	(6,382)

Equity in income (loss) of affiliates	1,084	918

Consolidated net income	8,578	6,633

Group share *	8,334	6,460
Minority interests	244	173

Earnings per share (euros)	3.72	2.86

Fully-diluted earnings per share (euros) **	3.70	2.83

* Adjusted net income	6,977	6,092

** Adjusted fully-diluted earnings per share (euros)	3.10	2.67

(a)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	June 30, 2008	March 31, 2008		June 30, 2007
(M€)	(unaudited)	(unaudited)	December 31, 2007	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	4,381	4,374	4,650	4,729
Property, plant and equipment, net	41,756	40,436	41,467	42,090
Equity affiliates : investments and loans	14,524	15,039	15,280	13,619
Other investments	1,246	1,215	1,291	1,385
Hedging instruments of non-current financial debt	540	651	460	287
Other non-current assets	2,179	2,066	2,155	1,801

Total non-current assets	64,626	63,781	65,303	63,911

Current assets
Inventories, net	17,185	13,892	13,851	12,009
Accounts receivable, net	21,856	18,664	19,129	17,024
Other current assets	9,644	8,261	8,006	7,155
Current financial assets	223	403	1,264	10,883
Cash and cash equivalents	7,245	8,341	5,988	2,858

Total current assets	56,153	49,561	48,238	49,929

Total assets	120,779	113,342	113,541	113,840

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	6,003	5,990	5,989	5,983
Paid-in surplus and retained earnings	55,024	52,376	48,797	44,238
Currency translation adjustment	(6,483)	(6,653)	(4,396)	(1,885)
Treasury shares	(6,271)	(5,963)	(5,532)	(4,679)

Total shareholders’ equity — Group share	48,273	45,750	44,858	43,657

Minority interests	855	833	842	817

Total shareholders’ equity	49,128	46,583	45,700	44,474

Non-current liabilities
Deferred income taxes	7,748	7,840	7,933	7,442
Employee benefits	2,533	2,489	2,527	2,814
Other non-current liabilities	6,567	6,431	6,843	6,359

Total non-current liabilities	16,848	16,760	17,303	16,615

Non-current financial debt	14,777	13,388	14,876	15,045

Current liabilities
Accounts payable	19,297	17,240	18,183	14,418
Other creditors and accrued liabilities	15,760	14,345	12,806	13,386
Current borrowings	4,795	4,861	4,613	9,809
Other current financial liabilities	174	165	60	93

Total current liabilities	40,026	36,611	35,662	37,706

Total liabilities and shareholders’ equity	120,779	113,342	113,541	113,840

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M€)	2008	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,875	3,703	3,495
Depreciation, depletion and amortization	1,482	1,405	1,495
Non-current liabilities, valuation allowances and deferred taxes	32	11	315
Impact of coverage of pension benefit plans	—	—	—
(Gains) Losses on disposals of assets	(15)	(153)	(66)
Undistributed affiliates’ equity earnings	104	(302)	1
(Increase) Decrease in operating assets and liabilities	(4,563)	610	(1,693)
Other changes, net	7	42	42

Cash flow from operating activities	1,922	5,316	3,589

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,619)	(2,327)	(2,509)
Acquisitions of subsidiaries, net of cash acquired	—	—	—
Investments in equity affiliates and other securities	(41)	(107)	(47)
Increase in non-current loans	(208)	(209)	(134)

Total expenditures	(2,868)	(2,643)	(2,690)
Proceeds from disposal of intangible assets and property, plant and equipment	16	6	18
Proceeds from disposal of subsidiaries, net of cash sold	84	—	—
Proceeds from disposal of non-current investments	20	69	64
Repayment of non-current loans	606	123	140

Total divestments	726	198	222

Cash flow used in investing activies	(2,142)	(2,445)	(2,468)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	233	9	10
- Treasury shares	(284)	(427)	(295)
- Minority shareholders	—	(9)	—
Cash dividends paid to:
- Parent company shareholders	(2,404)	—	(2,262)
- Minority shareholders	(127)	(1)	(133)
Net issuance (repayment) of non-current debt	1,562	503	1,309
Increase (Decrease) in current borrowings	55	(887)	(135)
Increase (Decrease) in current financial assets and liabilities	(18)	835	138
Other changes, net	—	—	—

Cash flow from (used in) financing activities	(983)	23	(1,368)

Net increase (decrease) in cash and cash equivalents	(1,203)	2,894	(247)
Effect of exchange rates and changes in scope of consolidation	107	(541)	143
Cash and cash equivalents at the beginning of the period	8,341	5,988	2,962

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	7,245	8,341	2,858

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	1st half	1st half
(M€)	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	8,578	6,633
Depreciation, depletion and amortization	2,887	2,933
Non-current liabilities, valuation allowances and deferred taxes	43	288
Impact of coverage of pension benefit plans	—	—
(Gains) Losses on disposals of assets	(168)	(141)
Undistributed affiliates’ equity earnings	(198)	(329)
(Increase) Decrease in operating assets and liabilities	(3,953)	405
Other changes, net	49	188

Cash flow from operating activities	7,238	9,977

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,946)	(4,632)
Acquisitions of subsidiaries, net of cash acquired	—	(20)
Investments in equity affiliates and other securities	(148)	(147)
Increase in non-current loans	(417)	(305)

Total expenditures	(5,511)	(5,104)
Proceeds from disposal of intangible assets and property, plant and equipment	22	90
Proceeds from disposal of subsidiaries, net of cash sold	84	—
Proceeds from disposal of non-current investments	89	83
Repayment of non-current loans	729	293

Total divestments	924	466

Cash flow used in investing activies	(4,587)	(4,638)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	242	15
- Treasury shares	(711)	(568)
- Minority shareholders	(9)	—
Cash dividends paid to:
- Parent company shareholders	(2,404)	(2,262)
- Minority shareholders	(128)	(162)
Net issuance (repayment) of non-current debt	2,065	2,413
Increase (Decrease) in current borrowings	(832)	2,507
Increase (Decrease) in current financial assets and liabilities	817	(6,968)
Other changes, net	—	—

Cash flow used in financing activities	(960)	(5,025)

Net increase (decrease) in cash and cash equivalents	1,691	314
Effect of exchange rates and changes in scope of consolidation	(434)	51
Cash and cash equivalents at the beginning of the period	5,988	2,493

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	7,245	2,858

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus and	Currency
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(M€)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2007	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first half	—	—	6,460	—	—	—	6,460	173	6,633

Items recognized directly in equity	—	—	108	(502)	—	—	(394)	(21)	(415)

Total excluding transactions with shareholders	—	—	6,568	(502)	—	—	6,066	152	6,218

Dividend paid	—	—	(2,262)	—	—	—	(2,262)	(162)	(2,424)

Issuance of common shares	549,873	1	14	—	—	—	15	—	15

Purchase of treasury shares	—	—	—	—	(14,000,000)	(755)	(755)	—	(755)

Sale of treasury shares (a)	—	—	28	—	5,052,289	162	190	—	190

Share-based payments	—	—	82	—	—	—	82	—	82

Transactions with shareholders	549,873	1	(2,138)	—	(8,947,711)	(593)	(2,730)	(162)	(2,892)

Share cancellation	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—

As of June 30, 2007	2,393,312,826	5,983	44,238	(1,885)	(137,143,418)	(4,679)	43,657	817	44,474

Net income for the second half	—	—	6,721	—	—	—	6,721	181	6,902

Items recognized directly in equity	—	—	9	(2,511)	—	—	(2,502)	(90)	(2,592)

Total excluding transactions with shareholders	—	—	6,730	(2,511)	—	—	4,219	91	4,310

Dividend paid	—	—	(2,248)	—	—	—	(2,248)	(66)	(2,314)

Issuance of common shares	2,219,271	6	68	—	—	—	74	—	74

Purchase of treasury shares	—	—	—	—	(18,387,355)	(1,032)	(1,032)	—	(1,032)

Sale of treasury shares (a)	—	—	(105)	—	4,109,541	179	74	—	74

Share-based payments	—	—	114	—	—	—	114	—	114

Transactions with shareholders	2,219,271	6	(2,171)	—	(14,277,814)	(853)	(3,018)	(66)	(3,084)

Share cancellation	—	—	—	—	—	—	—	—	—

As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first half	—	—	8,334	—	—	—	8,334	244	8,578

Items recognized directly in equity	—	—	(43)	(2,087)	—	—	(2,130)	(103)	(2,233)

Total excluding transactions with shareholders	—	—	8,291	(2,087)	—	—	6,204	141	6,345

Dividend paid	—	—	(2,404)	—	—	—	(2,404)	(128)	(2,532)

Issuance of common shares	5,678,338	14	228	—	—	—	242	—	242

Purchase of treasury shares	—	—	—	—	(16,000,000)	(818)	(818)	—	(818)

Sale of treasury shares (a)	—	—	28	—	2,679,805	79	107	—	107

Share-based payments	—	—	84	—	—	—	84	—	84

Transactions with shareholders	5,678,338	14	(2,064)	—	(13,320,195)	(739)	(2,789)	(128)	(2,917)

Share cancellation	—	—	—	—	—	—	—	—	—

As of June 30, 2008	2,401,210,435	6,003	55,024	(6,483)	(164,741,427)	(6,271)	48,273	855	49,128

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(31,095)	(5,491)	(180)	9,845	(32,600)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Operating income	6,964	2,201	308	(157)	—	9,316
Equity in income (loss) of affiliates and other items	439	20	(11)	133	—	581
Tax on net operating income	(4,304)	(651)	(88)	78	—	(4,965)

Net operating income	3,099	1,570	209	54	—	4,932
Net cost of net debt						(57)
Minority interests						(143)

Net income						4,732

2nd quarter 2008 (adjustments)*
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,457	230	—		1,687
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	1,457	230	—		1,687
Equity in income (loss) of affiliates and other items (b)	—	(10)	(22)	(96)		(128)
Tax on net operating income	—	(464)	(69)	—		(533)

Net operating income (a)	—	983	139	(96)		1,026
Net cost of net debt						—
Minority interests						(17)

Net income						1,009

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	1,457	230	—
On net operating income	—	1,018	153	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(78)

2nd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(32,552)	(5,721)	(180)	9,845	(34,287)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Adjusted operating income	6,964	744	78	(157)	—	7,629
Equity in income (loss) of affiliates and other items	439	30	11	229	—	709
Tax on net operating income	(4,304)	(187)	(19)	78	—	(4,432)

Adjusted net operating income	3,099	587	70	150	—	3,906
Net cost of net debt						(57)
Minority interests						(126)

Ajusted net income						3,723

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,076	514	221	57		2,868
Total divestments	565	128	12	21		726
Cash flow from operating activities	3,643	(1,391)	169	(499)		1,922

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,251)	(5,157)	(176)	7,961	(30,641)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Operating income	6,423	871	200	(142)	—	7,352
Equity in income (loss) of affiliates and other items	465	(33)	14	250	—	696
Tax on net operating income	(4,027)	(247)	(55)	72	—	(4,257)

Net operating income	2,861	591	159	180	—	3,791
Net cost of net debt						(88)
Minority interests						(101)

Net income						3,602

1st quarter 2008 (adjustments*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	373	2	—		375
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	373	2	—		375
Equity in income (loss) of affiliates and other items (b)	130	25	—	(56)		99
Tax on net operating income	—	(118)	(1)	—		(119)

Net operating income (a)	130	280	1	(56)		355
Net cost of net debt						—
Minority interests						(7)

Net income						348

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	373	2	—
On net operating income	—	280	1	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(71)

1st quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287

Operating expenses	(5,018)	(28,624)	(5,159)	(176)	7,961	(31,016)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Adjusted operating income	6,423	498	198	(142)	—	6,977
Equity in income (loss) of affiliates and other items	335	(58)	14	306	—	597
Tax on net operating income	(4,027)	(129)	(54)	72	—	(4,138)

Adjusted net operating income	2,731	311	158	236	—	3,436
Net cost of net debt						(88)
Minority interests						(94)

Ajusted net income						3,254

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,178	294	164	7		2,643
Total divestments	107	24	7	60		198
Cash flow from operating activities	4,251	1,168	(202)	99		5,316

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

2nd quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499
Operating expenses	(4,148)	(23,244)	(4,812)	(143)	6,568	(25,779)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(941)	(297)	(119)	(8)	—	(1,365)

Operating income	4,440	1,627	408	(120)	—	6,355
Equity in income (loss) of affiliates and other items	397	72	14	59	—	542
Tax on net operating income	(2,745)	(519)	(123)	51	—	(3,336)

Net operating income	2,092	1,180	299	(10)	—	3,561
Net cost of net debt						(66)
Minority interests						(84)

Net income						3,411

2nd quarter 2007 (adjustments*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	623	96	—		719
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	623	96	—		719
Equity in income (loss) of affiliates and other items (b)	—	6	1	(172)		(165)
Tax on net operating income	—	(204)	(32)	—		(236)

Net operating income (a)	—	425	65	(172)		318
Net cost of net debt						—
Minority interests						(7)

Net income						311

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	623	96	—
On net operating income	—	425	65	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(72)

2nd quarter 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499

Operating expenses	(4,148)	(23,867)	(4,908)	(143)	6,568	(26,498)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(941)	(297)	(119)	(8)	—	(1,365)

Adjusted operating income	4,440	1,004	312	(120)	—	5,636
Equity in income (loss) of affiliates and other items	397	66	13	231	—	707
Tax on net operating income	(2,745)	(315)	(91)	51	—	(3,100)

Adjusted net operating income	2,092	755	234	162	—	3,243
Net cost of net debt						(66)
Minority interests						(77)

Ajusted net income						3,100

2nd quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,109	401	173	7		2,690
Total divestments	191	28	1	2		222
Cash flow from operating activities	3,312	1,432	254	(1,409)		3,589

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(59,346)	(10,648)	(356)	17,806	(63,241)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Operating income	13,387	3,072	508	(299)	—	16,668
Equity in income (loss) of affiliates and other items	904	(13)	3	383	—	1,277
Tax on net operating income	(8,331)	(898)	(143)	150	—	(9,222)

Net operating income	5,960	2,161	368	234	—	8,723
Net cost of net debt						(145)
Minority interests						(244)

Net income						8,334

1st half 2008 (adjustments*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,830	232	—		2,062
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	1,830	232	—		2,062
Equity in income (loss) of affiliates and other items (b)	130	15	(22)	(152)		(29)
Tax on net operating income	—	(582)	(70)	—		(652)

Net operating income (a)	130	1,263	140	(152)		1,381
Net cost of net debt						—
Minority interests						(24)

Net income						1,357

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	1,830	232	—
On net operating income	—	1,298	154	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(149)

1st half 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(61,176)	(10,880)	(356)	17,806	(65,303)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Adjusted operating income	13,387	1,242	276	(299)	—	14,606
Equity in income (loss) of affiliates and other items	774	(28)	25	535	—	1,306
Tax on net operating income	(8,331)	(316)	(73)	150	—	(8,570)

Adjusted net operating income	5,830	898	228	386	—	7,342
Net cost of net debt						(145)
Minority interests						(220)

Ajusted net income						6,977

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,254	808	385	64		5,511
Total divestments	672	152	19	81		924
Cash flow from operating activities	7,894	(223)	(33)	(400)		7,238

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st half 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176
Operating expenses	(8,872)	(44,551)	(9,467)	(292)	12,828	(50,354)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,819)	(588)	(243)	(15)	—	(2,665)

Operating income	8,815	2,707	856	(221)	—	12,157
Equity in income (loss) of affiliates and other items	667	126	37	274	—	1,104
Tax on net operating income	(5,429)	(856)	(271)	83	—	(6,473)

Net operating income	4,053	1,977	622	136	—	6,788
Net cost of net debt						(155)
Minority interests						(173)

Net income						6,460

1st half 2007 (adjustments*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales						-
Operating expenses	—	730	163	—		893
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	730	163	—		893
Equity in income (loss) of affiliates and other items (b)	—	24	—	(248)		(224)
Tax on net operating income	—	(240)	(54)	—		(294)

Net operating income (a)	—	514	109	(248)		375
Net cost of net debt						—
Minority interests						(7)

Net income						368

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	730	163	—
On net operating income	—	514	109	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(148)

1st half 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176
Operating expenses	(8,872)	(45,281)	(9,630)	(292)	12,828	(51,247)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,819)	(588)	(243)	(15)	—	(2,665)

Adjusted operating income	8,815	1,977	693	(221)	—	11,264
Equity in income (loss) of affiliates and other items	667	102	37	522	—	1,328
Tax on net operating income	(5,429)	(616)	(217)	83	—	(6,179)

Adjusted net operating income	4,053	1,463	513	384	—	6,413
Net cost of net debt						(155)
Minority interests						(166)

Ajusted net income						6,092

1st half 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,098	645	346	15		5,104
Total divestments	364	50	48	4		466
Cash flow from operating activities	7,647	3,337	361	(1,368)		9,977

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

2nd quarter 2008			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	48,200	—	48,200
Excise taxes	(4,900)	—	(4,900)
Revenues from sales	43,300	—	43,300

Purchases, net of inventory variation	(29,645)	1,687	(27,958)
Other operating expenses	(4,439)	—	(4,439)
Exploration costs	(203)	—	(203)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,384)	—	(1,384)
Other income	13	2	15
Other expense	(26)	(95)	(121)

Financial interest on debt	(204)	—	(204)
Financial income from marketable securities and cash equivalents	113	—	113
Cost of net debt	(91)	—	(91)
Other financial income	229	—	229
Other financial expense	(80)	—	(80)

Income taxes	(4,398)	(533)	(4,931)

Equity in income (loss) of affiliates	573	(35)	538

Consolidated net income	3,849	1,026	4,875
Group share	3,723	1,009	4,732
Minority interests	126	17	143

2nd quarter 2007			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	39,094	—	39,094
Excise taxes	(5,595)	—	(5,595)
Revenues from sales	33,499	—	33,499

Purchases, net of inventory variation	(22,104)	719	(21,385)
Other operating expenses	(4,139)	—	(4,139)
Exploration costs	(255)	—	(255)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,365)	—	(1,365)
Other income	60	—	60
Other expense	(2)	(100)	(102)

Financial interest on debt	(447)	—	(447)
Financial income from marketable securities and cash equivalents	337	—	337
Cost of net debt	(110)	—	(110)
Other financial income	209	—	209
Other financial expense	(74)	—	(74)

Income taxes	(3,056)	(236)	(3,292)

Equity in income (loss) of affiliates	514	(65)	449

Consolidated net income	3,177	318	3,495
Group share	3,100	311	3,411
Minority interests	77	7	84

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

1st half 2008			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	92,413	—	92,413
Excise taxes	(9,826)	—	(9,826)
Revenues from sales	82,587	—	82,587

Purchases, net of inventory variation	(55,639)	2,062	(53,577)
Other operating expenses	(9,271)	—	(9,271)
Exploration costs	(393)	—	(393)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,678)	—	(2,678)
Other income	21	147	168
Other expense	(74)	(95)	(169)

Financial interest on debt	(461)	—	(461)
Financial income from marketable securities and cash equivalents	242	—	242
Cost of net debt	(219)	—	(219)
Other financial income	345	—	345
Other financial expense	(151)	—	(151)

Income taxes	(8,496)	(652)	(9,148)

Equity in income (loss) of affiliates	1,165	(81)	1,084

Consolidated net income	7,197	1,381	8,578
Group share	6,977	1,357	8,334
Minority interests	220	24	244

1st half 2007			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	76,137	—	76,137
Excise taxes	(10,961)	—	(10,961)
Revenues from sales	65,176	—	65,176

Purchases, net of inventory variation	(41,987)	893	(41,094)
Other operating expenses	(8,791)	—	(8,791)
Exploration costs	(469)	—	(469)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,665)	—	(2,665)
Other income	156	—	156
Other expense	(66)	(100)	(166)

Financial interest on debt	(877)	—	(877)
Financial income from marketable securities and cash equivalents	631	—	631
Cost of net debt	(246)	—	(246)
Other financial income	337	—	337
Other financial expense	(141)	—	(141)

Income taxes	(6,088)	(294)	(6,382)

Equity in income (loss) of affiliates	1,042	(124)	918

Consolidated net income	6,258	375	6,633
Group share	6,092	368	6,460
Minority interests	166	7	173